Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

January 9, 2023

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

  Re: Registration Statement on Form N-14 for Eaton Vance Tax-Managed By-Write Opportunities Fund (File No.: 333-268498)

Dear Ms. Hamilton:

This letter responds to the comment provided by you on January 5, 2023 to the undersigned via telephone in connection with your review of the Proxy Statement and Registration Statement on Form N-14 filed on December 22, 2022 (Accession No. 0000940394-22-001565) (the “Registration Statement”) with respect to the proposed reorganization of the Eaton Vance Tax-Managed Buy-Write Strategy Fund (the “Acquired Fund”) with and into the Eaton Vance Tax-Managed Buy-Write Opportunities Fund (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”).

We have reproduced the comment below and immediately thereafter provided the Funds’ response. The response will be reflected in a pre-effective amendment to the Registration Statement (the “Amendment”). We request that the Staff review the Amendment as promptly as possible and contact the undersigned at its earliest possible convenience if the Staff has any further comments. The Registrant seeks effectiveness of the Amendment no later than January 10, 2023. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

  Comment: Please provide explanatory notes for the adjustments included in the “Pro Forma” section of the Capitalization table.

Response: The Amendment will reflect the requested revisions.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (857) 330-9333.

Sincerely,

/s/ Nicholas Di Lorenzo

Nicholas Di Lorenzo